Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF APRIL 28, 2014

DATE, TIME AND PLACE: On April 28, 2014 at 8:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 2nd floor, Room 212 in the city and state of São Paulo.

CHAIR: Iran Siqueira Lima.

QUORUM: The full complement of elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following perusal of the Company’s account statements for the period January – March 2014, the Councilors decided to draft the following opinion:

“The effective members of the Fiscal Council of  ITAÚ UNIBANCO HOLDING S.A. have examined the Account Statements with respect to the period January - March, 2014 and have verified the exactness of all the elements reviewed and, in view of the  unqualified report of PricewaterhouseCoopers Auditores Independentes, are of the opinion that these documents adequately reflect the  equity situation, financial position and the activities executed by the Company during the period.”

CONCLUSION: With the work of the council concluded, these minutes were duly signed having been drafted, read and approved by all. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer